SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)

                                ETHYL CORPORATION
                    ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    ------------------------------------------
                         (Title of Class of Securities)
                                   297659-10-4
                    ------------------------------------------
                                 (CUSIP Number)

       Check the following box if a fee is being paid with this statement:

--------------------------------------------------------------------------------
Names of Reporting Persons:

      S.S. or I.R.S. Identification Nos. of Above Persons:


          Floyd D. Gottwald, Jr.  - ###-##-####
      --------------------------------------------------------------------------

2)  Check the appropriate Box if a Member of a Group


    (a)
       ----------------
    (b) X
       ----------------

3)  SEC Use Only
                 ---------------------------------------------------------------

--------------------------------------------------------------------------------

4)  Citizenship or Place of Organization      U.S.
                                         ---------------------------------------

Number of Shares           (5)  Sole Voting Power           4,786,287
                                                  --------------------
Beneficially Owned         (6)  Shared Voting Power         1,402,856
                                                   -------------------
by  Each Report-           (7)  Sole Dispositive Power      4,786,287
                                                      ----------------
Person With:               (8)  Shared Dispositive Power    1,402,856
                                                        --------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person

    6,189,143
    ----------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
         316,755 shares held by foundation,
    ----------------------------------------------------------------------------
       4,289,117 shares held by adult sons
    ----------------------------------------------------------------------------

11) Percent of Class Represented by Amount in Row (9)

       7.42%
    ----------------------------------------------------------------------------
12) Type of Reporting Person       IN
                            ----------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)

                                ETHYL CORPORATION
                    ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    ------------------------------------------
                         (Title of Class of Securities)
                                   297659-10-4
                    ------------------------------------------
                                 (CUSIP Number)
       Check the following box if a fee is being paid with this statement:

--------------------------------------------------------------------------------
1)  Names of Reporting Persons:
      S.S. or I.R.S. Identification Nos. of Above Persons:

      Bruce C. Gottwald - ###-##-####
    ----------------------------------------------------------------------------

2) Check the appropriate Box if a Member of a Group

    (a)
       ----------------
    (b) X
       ----------------

3)  SEC Use Only
                 ---------------------------------------------------------------

--------------------------------------------------------------------------------

4)  Citizenship or Place of Organization      U.S.
                                         ---------------------------------------

Number of Shares           (5)  Sole Voting Power           4,991,422
                                                  --------------------
Beneficially Owned         (6)  Shared Voting Power           619,531
                                                   -------------------
by  Each Report-           (7)  Sole Dispositive Power      4,991,422
                                                      ----------------
Person With:               (8)  Shared Dispositive Power      619,531
                                                        --------------

9)  Aggregate Amount Beneficially Owned by Each Reporting Person

    5,610,953
    ----------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
         316,755 shares held by foundation,
    ----------------------------------------------------------------------------
         4,763,225 shares held by adult sons
    ----------------------------------------------------------------------------

11) Percent of Class Represented by Amount in Row (9)

       6.72%
    ----------------------------------------------------------------------------
12) Type of Reporting Person      IN
                            ----------------------------------------------------

Item 1(a)         Name of Issuer:
                  --------------

                  ETHYL CORPORATION

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  330 South Fourth Street, Richmond, Virginia 23219

Item 2(a)         Name of Persons Filing:
                  ----------------------

                  Floyd D. Gottwald, Jr. and Bruce C. Gottwald

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------

                  330 South Fourth Street, Richmond, Virginia  23219

Item 2(c)         Citizenship:
                  -----------

                  U.S.

Item 2(d)         Title of Class of Securities:
                  ----------------------------

                  Common Stock

Item 2(e)         CUSIP Number:
                  ------------

                  297659-10-4

Item 3            If these statements are filed pursuant to Rules 13d-1(b) or
                  -----------------------------------------------------------
                  13d-2(b) or (c):
                  ---------------

                  Not applicable

Item 4            Ownership
                  ---------
                  (a)  Amount Beneficially Owned*:       12,116,851 shares
                                                  ------------------------------
                  (b)  Percent of Class:     14.52%
                                        --------------------------
                  (c) Number of shares as to which such person has:

                       (i)  sole power to vote or to
                            direct the vote -           10,094,464         (1)
                                             ---------------------------------

                       (ii) shared power to vote or
                            to direct the vote -        2,022,387          (2)
                                                 -----------------------------
                       (iii)sole power to dispose of
                            or to direct the
                            disposition of -            10,094,464         (1)
                                             ---------------------------------

                       (iv) shared power to dispose
                            of or to direct the
                            disposition of -              2,022,387        (2)
                                             ---------------------------------

* This amount does not include an aggregate of 4,289,117 shares beneficially owned by the adult sons of Floyd D. Gottwald, Jr. and an aggregate of 4,763,225 shares beneficially owned by the adult sons of Bruce C. Gottwald. Floyd D. Gottwald, Jr., Bruce C. Gottwald and their adult sons own an aggregate of 21,169,193 shares, which constitute 25.34% of the outstanding shares. Floyd D. Gottwald, Jr., Bruce C. Gottwald and their adult sons have no agreement with respect to the acquisition, retention, disposition or voting of Ethyl Common Stock. The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Floyd D. Gottwald, Jr. or Bruce C. Gottwald are the beneficial owners of 316,755 shares described in Items 4(c)(i) and (iii) or the shares described in Items 4(c)(ii) and (iv). See Item 6 below.

         (1) This amount includes 316,755 shares owned by a charitable foundation for which members of the Gottwald family serve as the sole directors. Floyd D. Gottwald, Jr. and Bruce C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

         (2) This amount does not include shares owned of record by Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Trustee under Ethyl Corporation's savings plan for its employees that are held for the benefit of employees other than Floyd D.
                  Gottwald, Jr. and Bruce C. Gottwald. Shares held by the Trustee under this plan for the benefit of Floyd D. Gottwald, Jr. and Bruce C. Gottwald are included in Items (4)(c)(i) and
                  (iii) above. Shares held under the savings plan are voted by the Trustee in accordance with instructions solicited from employees participating in the plan. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the shareholders. Because Bruce C. Gottwald is an executive officer and director of Ethyl Corporation and members of the Gottwald family are the largest shareholders of Ethyl Corporation, they may be deemed to be control persons of Ethyl Corporation and to have the capacity to control any such recommendation of management.


Item 5          Ownership of Five Percent or Less of a Class:
                --------------------------------------------

                Not applicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 2,022,387 of the shares described in Items 4(c)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

Item 7          Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company:
                --------

                Not Applicable

Item 8          Identification and Classification of Members of the Group:
                ---------------------------------------------------------

                Floyd D. Gottwald, Jr. and Bruce C. Gottwald are brothers. This form is being filed on behalf of Floyd D. Gottwald, Jr. and Bruce C. Gottwald because they could be deemed to be a group for purposes of Section 13(d)(3) of the Exchange Act and this form even though there is no agreement among them with respect to the acquisition, retention, disposition or voting of Ethyl Common Stock.

Item 9          Notice of Dissolution of Group:
                ------------------------------

                Not Applicable

Item 10         Certifications:
                --------------

                Not Applicable

Signature
---------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February  12, 1999


                                         /s/ Floyd D. Gottwald, Jr.
                                         -----------------------------------
                                         Floyd D. Gottwald, Jr.


                                         /s/ Bruce C. Gottwald
                                         -----------------------------------
                                         Bruce C. Gottwald